Filed by Waste Connections, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company:

Waste Connections, Inc. (Commission File No. 001-31507)

DATE: January 19, 2016

TO:	All Waste Connections Employees

CC:	Board of Directors
FROM:	Ron J. Mittelstaedt

SUBJECT:	Progressive Waste Services

This morning we announced a transaction with Progressive Waste. Although it is structured as a stock merger, our stockholders will control approximately 70% of the combined company, five of our directors will be on the seven member board and all of our executive management team will remain in place, headquartered in The Woodlands, TX. This transaction will effectively double the size of our company overnight.

This is a very exciting growth opportunity for the Company and all of our employees. There is virtually no market overlap between our two companies. The transaction will give us a leading position in Canada and it will significantly expand our presence in Texas, Louisiana, South Carolina and New York. It also gives us new markets in Arkansas, Missouri, Florida, Maryland/D.C. and Pennsylvania. Each of these markets gives the Company new centers for future growth.

Once closed, the combined company will have over 15,000 employees operating in 39 states and six provinces in Canada, serving approximately 7 million customers. The company will have 90 landfills, operate over 7,500 routes per day and have some 400 operating locations.

There will be many challenges in the days, weeks and months to follow and we will be asking many of our employees to make personal sacrifices—not only to complete the transaction, but to successfully integrate Progressive into Waste Connections and the Waste Connections way of doing things. Our theme for the annual management meeting was Culture “IT” Matters. Never has this been more important as we look to bring our culture to a company that is nearly equal in size to our own but with actually more employees.

At this point in time, the Definitive Agreement has been approved by both companies’ Boards of Directors. From this point forward, we have approximately 90 to 120 days to get through regulatory approvals and shareholder votes and approvals. During this period we will be undergoing an intensive planning process so we can be in a position to quickly integrate Progressive’s operations into our systems and our processes once the deal closes.

Continued –

Concurrent with the closing, our current expectation is that we will reorganize the combined company into five solid waste Regions and an E&P Region. The West Region, under Brent Ditton’s leadership, will remain unchanged. The Central Region, under Phil Rivard, will lose the Bayou Division, but pick up Progressive’s operations in Missouri. We will be creating a new Southern Region headed by Rob Nielsen based out of the Dallas/Fort Worth area that will include our Bayou Division, and Progressive’s operations in Texas, Arkansas, Louisiana and Florida. The Memphis area, Mississippi and Alabama parts of our Big South Division will also slide over from the East Region to the newly created Southern Region. The Eastern Region, led by Jason Craft, will remain largely the same, but will also pick up Progressive’s operations in South Carolina, Baltimore/D.C., Pennsylvania and New York. All of Progressive’s Canadian operations will be under a Canadian President currently part of Progressive’s Senior Team and the Region will be based out of the Toronto area. The current R360 Region headed by Rob Nielsen will continue as its own Region co-located at the Corporate Office. A Regional Vice President for R360 will be announced shortly.

There will be more future communications about this transaction as events unfold. But for now, if you have questions or concerns, please contact either your RVP, Region Controller or any of us here at the Corporate office.

As I noted at the beginning of this memo, this is an exciting opportunity for our company and our 7,300+ employees. It will mean promotional opportunities for many of our employees as we look to assimilate Progressive’s people and operations after the deal closes. The most critical thing I ask of each and every one of you is to not lose focus and become distracted by this event. This is a moment when we need everyone to step up and deliver on what you have already committed for 2016. I want to thank everyone for their efforts in making this a reality. Without our out-performance relative to our competitors in the industry, this would never have happened. This opportunity is a direct result of all your hard work and efforts and for that I and the rest of the executive team Thank You.

Continued -

Safe Harbor and Forward-Looking Information

This document includes forward-looking statements (which includes “forward-looking information” within the meaning of applicable Canadian securities laws). These forward-looking statements are not based on historical facts but instead reflect Progressive Waste's or Waste Connections’ respective management’s expectations, estimates or projections concerning future results or events. These forward-looking statements are often identified by the words “may,” “might,” “believes,” “thinks,” “anticipates,” “plans,” “expects,” “intends” or similar expressions and include statements regarding (1) expectations regarding whether the transaction, including the merger, the issuance of the merger consideration and the proposed share consolidation of Progressive Waste, will be consummated, including whether conditions to the consummation of the transaction will be satisfied, or the timing for completing the transaction, (2) expectations for the effects of the transaction or the ability of the combined company to successfully achieve business objectives, including integrating the companies or the effects of unexpected costs, liabilities or delays, (3) the potential benefits and synergies of the transaction, including expected cost savings and tax benefits and (4) expectations for other economic, business, and/or competitive factors. Although Waste Connections and Progressive Waste believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the following: the ability to consummate the proposed transaction; the ability to obtain requisite regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the proposed transactions on the proposed terms and schedule; the ability of Waste Connections and Progressive Waste to successfully integrate their respective operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact of the announcement or consummation of the proposed transactions on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; significant competition that Waste Connections and Progressive Waste face; compliance with extensive government regulation; and the diversion of management time on the proposed transactions. These forward-looking statements may be affected by risks and uncertainties in the business of Waste Connections and Progressive Waste and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Waste Connections and Progressive Waste with the U.S. Securities and Exchange Commission, including Waste Connections’ quarterly reports on Form 10-Q and its annual report on Form 10-K for the year ended December 31, 2014, and Progressive Waste’s quarterly reports on Form 6-K and its year-end report for the year ended December 31, 2014, as well as in Progressive Waste’s filings with the Canadian securities regulators. Waste Connections and Progressive Waste wish to caution readers that certain important factors may have affected and could in the future affect their actual results and could cause their actual results for subsequent periods to differ materially from those expressed in any forward-looking statement made by or on behalf of Waste Connections or Progressive Waste. Neither Waste Connections nor Progressive Waste undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date hereof, except as may be specifically required by applicable securities laws.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information and Where to Find It

In connection with the transaction, Progressive Waste, as the parent company resulting from the transaction, intends to file with the SEC a registration statement on Form F-4 that will include the joint proxy statement/prospectus of Waste Connections and Progressive Waste, Progressive Waste’s information circular in respect of the meeting of its shareholders to approve the issuance of the merger consideration, and other relevant documents to be mailed by Waste Connections and Progressive Waste to their respective security holders in connection with the proposed transaction of Waste Connections and Progressive Waste. Progressive Waste’s information circular will also be filed with the Canadian securities regulators. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, AND THE INFORMATION CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Waste Connections, Progressive Waste and the proposed transaction. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC and the Canadian securities regulators free of charge at the SEC’s website, www.sec.gov and at the System for Electronic Document Analysis and Retrieval (SEDAR) maintained by the Canadian Securities Administrators at www.sedar.com. In addition, a copy of the registration statement on Form F-4 and joint proxy statement/prospectus and information circular (when it becomes available) may be obtained free of charge from Progressive Waste’s internet website for investors at www.investor.progressivewaste.com, and from Waste Connections’ investor relations website at http://wasteconnections.investorroom.com. Investors and security holders may also read and copy any reports, statements and other information filed by Waste Connections or Progressive Waste, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation of Votes

Waste Connections and its directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies for its security holder approvals to be obtained for the proposed transaction. Information regarding Waste Connections’ directors and executive officers is available in its proxy statement filed with the SEC by Waste Connections on April 2, 2015 in connection with its 2015 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus, Progressive Waste’s registration statement and information circular and other relevant materials to be filed with the SEC and the Canadian securities regulators when they become available.